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SEC Mail Processing Section

MAR 1 9 2021

Washington DC 406

SEC FILE NUMBER

8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr. Blvd North, Suite 400

(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Lavender, 205-252-3681

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mauldin & Jenkins, LLC

(Name – *if individual, state last, first, middle name*)

2000 Southbridge Parkway, Suite 501	Birmingham	AL	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT

DECEMBER 31, 2020

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT
DECEMBER 31, 2020

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statements of financial position 3
Statements of income 4
Statements of changes in members' equity 5
Statements of cash flows 6
Notes to financial statements 7-9

SUPPLEMENTAL INFORMATION

Schedule I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission 10

Management's Exemption Report

MAULDIN
& JENKINS
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Porter White Capital, LLC (the Company) as of December 31, 2020 and 2019, the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2018.

Birmingham, Alabama
February 24, 2021

PORTER WHITE CAPITAL, LLC

STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2020 AND 2019

Assets	2020		2019	
Cash	$	114,218	$	37,517
Other assets		2,086		2,022
Total assets	**$**	**116,304**	**$**	**39,539**
Liabilities and Members' Equity				
Members' equity:				
Members' capital	$	68,000	$	68,000
Accumulated surplus/deficit		48,304		(28,461)
Total members' equity		**116,304**		**39,539**
Total liabilities and members' equity	**$**	**116,304**	**$**	**39,539**

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Porter White Capital, LLC (Capital) is a limited broker dealer as set forth in its Form BD and, as such, engages in a limited range of activities. These activities include advising companies on capital raising and corporate restructuring; and acting as placement agents for sales of unregistered securities. Capital is registered with the SEC as a broker-dealer and is a wholly owned subsidiary of Porter White Companies, Inc. (PW Companies).

The Certificate of Formation for Capital was filed on June 21, 2017, and the FINRA Membership Agreement was signed on December 29, 2017.

Basis of Presentation and Accounting Estimates

The financial statements of Capital are prepared under the accrual method of accounting.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results from investment banking and consulting projects could differ from those estimates.

Non-Covered Firm

As a Non-Covered Firm, Capital does not claim an exemption from SEA Rule 15c3.-3, in reliance on footnote 74 to SEC Release 34-70073. Capital represents that during the reporting period it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received (Rule 15c2-4 (a) or (b)(2); did not carry account of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). Capital's business activities were private placement of securities and merger and acquisitions advisory services.

Cash and Cash Equivalents

For purposes of reporting cash flows, Capital considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2020 and 2019, there were no cash equivalents.

Receivables, Net

Capital uses the allowance method of accounting for uncollected receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables, Net (continued)

charge against the existing allowance or against earnings. Receivables and the related allowance for doubtful accounts amounted to $0 at December 31, 2020 and 2019, respectively.

Revenue Recognition, ASC-606 Disclosure

The revenue recognition guidelines in ASC-606 have been adopted by Capital. Revenue from contracts with customers is recognized when, or as, Capital satisfies their performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service.

Financial Advisory. When Capital enters into an engagement with a client for financial advisory services, it is to provide a Fairness Opinion. In this case, Capital is paid a fee upon signing the engagement letter and another fee when the Fairness Opinion is delivered and a definitive agreement relating to a transaction is signed. The initial fee or retainer is considered earned and is recognized when the engagement letter is signed. The fee for a Fairness Opinion is considered earned and is recognized when a definitive agreement relating to a transaction is signed and the fairness opinion delivered.

Investment Banking:

Private Placement. Capital provides clients with placement agent services for unregistered securities. Capital is paid a transaction fee based upon an agreed upon formula in the engagement letter upon the closing of the transaction. No private placement activities were undertaken for the years ended December 31, 2020 and 2019.

Merger and Acquisition. Advisory fees from mergers and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Income Taxes

Capital, is a single member limited liability company (LLC), is a disregarded entity for tax purposes, and has elected not to be treated as a corporation. The activities of Capital will be accrued to member's individual tax returns on a consolidated basis at Porter White Companies, Inc., the Parent company.

Subsequent Events

Capital has evaluated all transactions, events, and circumstances for consideration or disclosure through February 24, 2021, the date these financial statements were available to be issued and has reflected or disclosed those items within the financial statements and related footnotes as deemed appropriate.

NOTE 2. CONCENTRATION OF CREDIT RISK